EXHIBIT 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
Vyyo Ltd.	Israel

Vyyo Asia, Inc.	Delaware

Vyyo Brasil Ltda.	Brazil

Vyyo Hong Kong Inc.	Delaware

Shira Computers Ltd.	Israel

Shira, Inc.	Delaware

Shira Holdings, Inc.	Delaware

Shira Europe Limited	England

Xtend Networks Ltd.	Israel

Xtend Networks, Inc.	Delaware

Xtend Cable Solutions Inc.	Delaware